CERTIFICATE OF AMENDMENT TO THE

                         CERTIFICATE OF INCORPORATION OF

                                               PPA Technologies, Inc.

To:  The Secretary of State
         State of New Jersey

         Pursuant to the provisions of Section 14A:9-2(4) and Section 14A:9-4(3), Corporations, General, of the New Jersey Statutes, the undersigned corporation executes the following Certificate of Amendment to its Certificate of Incorporation:

         1.       The name of the corporation is

                                               PPA Technologies, Inc.

         2. The following amendment to the Certificate of Incorporation was approved by the directors and thereafter duly adopted by the shareholders of the corporation on May 24, 1996.

         RESOLVED, that paragraph FOURTH of the Certificate of Incorporation be amended to read as follows:

                  "4. The aggregate number of shares which the corporation shall have the authority to issue is 10,000,000 shares of common stock having no par value and 1,000,000 shares of Preferred Stock having a par value of $100 per share. The Preferred Stock may be issued in such classes and with such preferences as the Board of Directors may, from time to time, decide in their sole discretion."

         3. Adoption was by a vote of the shareholders of the corporation taken at a properly noticed meeting on May 24, 1996 at which a unanimous vote in favor of the Amendment to the Articles of Incorporation was made in accordance with the New Jersey Statutes.

Dated this 4th day of June, 1996.

                                    BY:   /S/ Roger L. Fidler
                                       Roger L. Fidler, President

Attested: /S/ Gerald Sugerman
                  Gerald Sugerman
                  Corporate Secretary